Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Optimal AI Pte. Ltd.	Singapore
Hiverlab Pte. Ltd.	Singapore
Hiverlab Vietnam Co., Ltd.	Vietnam
IntentAI Pte. Ltd.	Singapore